EXHIBIT 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Q4 2016 Trading update

Harvest volumes Q4 2016 (1)

Farming Norway	64	thousand tonnes
Farming Scotland	12	thousand tonnes
Farming Canada	9.5	thousand tonnes
Farming Chile	7.5	thousand tonnes
Other	7	thousand tonnes
Total	100	thousand tonnes

In connection with the presentation of the Q3 2016 results, Marine Harvest guided a total harvest volume of 100 thousand tonnes (GWE) for Q4 2016.

Note:
(1) The harvest volumes are provided in gutted weight equivalents (GWE). The figures include salmonid species only.

Additional information

Operational EBIT for the Group was approximately EUR 257 million (EUR/NOK 9.0327) in Q4 2016 (EUR 90 million in Q4 2015, EUR/NOK 9.3351).

Total operational EBIT per kg through the value chain were approximately as follows for the main sources of origin:

Norway	EUR	2.70
Scotland	EUR	1.85
Canada	EUR	3.30
Chile	EUR	2.60

Operational EBIT per kg through the value chain for Chile in the quarter is positively impacted by approximately EUR 0.55 per kg related to sale of fixed assets.

Reported net interest bearing debt (NIBD) was approximately EUR 890 million (EUR/NOK 9.0793) at the end of the quarter.

The complete Q4 2016 report will be released on 15 February at 06:30 CET.

This stock exchange release may be deemed to include forward-looking statements, such as statements that relate to salmonid production volume.  Actual events could differ materially from those indicated by these statements because the realization of those events is subject to many risks and uncertainties. Factors that could affect actual events include risks associated with fluctuations in salmon prices, risks associated with the supply and demand of salmon, including global economy, salmon prices and consumer preferences and operational risks, in particular those relating to our cost in Norway. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward- looking statement. Please refer to the interim report on form 6-K for detailed descriptions and reconciliations of non-IFRS measures such as Operational EBIT and NIBD.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.